UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

Arrival

(Name of Issuer)

Ordinary Shares, accounting value per share

(Title of Class of Securities)

L0423Q108

(CUSIP Number)

Csaba Horváth

Kinetik S.à r.l.

60A, rue des Bruyères, L-1274 Howald,

Grand Duchy of Luxembourg

+352 621 266 815

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L0423Q108	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons. Kinetik S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,725,035
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,725,035
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,725,035
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L0423Q108	13D	Page 3 of 7 Pages

1.	Names of Reporting Persons. Csaba Horváth
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hungary

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,725,035
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,725,035
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,725,035
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.8%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. L0423Q108	13D	Page 4 of 7 Pages

1.	Names of Reporting Persons. The Kinetik Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,725,035
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,725,035
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,725,035
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L0423Q108	Page 5 of 7 Pages

This Amendment No. 17 to the joint statement on Schedule 13D with respect to the ordinary shares, accounting value per share (the “Ordinary Shares”), of Arrival, a joint stock company governed by the laws of the Grand Duchy of Luxembourg (the “Issuer”), filed by the Reporting Persons (as defined below) on March 24, 2021, as amended by Amendment No. 1 to Schedule 13D filed on June 7, 2021, as amended by Amendment No. 2 to Schedule 13D filed on April 11, 2022, as amended by Amendment No. 3 to Schedule 13D filed on July 1, 2022, as amended by Amendment No. 4 to Schedule 13D filed on September 2, 2022, as amended by Amendment No. 5 to Schedule 13D filed on November 14, 2022, as amended by Amendment No. 6 to Schedule 13D filed on November 23, 2022, as amended by Amendment No. 7 to Schedule 13D filed on December 19, 2022, as amended by Amendment No. 8 to Schedule 13D filed on December 22, 2022, as amended by Amendment No. 9 to Schedule 13D filed on February 3, 2023, as amended by Amendment No. 10 to Schedule 13D filed on February 23, 2023, as amended by Amendment No. 11 to Schedule 13D filed on March 20, 2023, as amended by Amendment No. 12 to Schedule 13D filed on March 31, 2023, as amended by Amendment No. 13 to Schedule 13D filed on April 20, 2023, as amended by Amendment No. 14 to Schedule 13D filed on April 21, 2023, as amended by Amendment No. 15 to Schedule 13D (“Amendment No. 15”) filed on June 1, 2023, and as amended by Amendment No. 16 to Schedule 13D (“Amendment No. 16”) filed on June 7, 2023 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows (with capitalized terms used but not defined herein having the respective meanings given to them in the Schedule 13D):

1. Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 5. Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on (i) 15,262,180 Ordinary Shares outstanding as of April 14, 2023, as reported in the Issuer’s Form 6-K, as amended, filed pursuant to Rule 13a-16 or 15d-16 on April 13, 2023; plus (ii) 3,024,194 Ordinary Shares issued on June 6, 2023, as reported in the Issuer’s Form 6-K, filed pursuant to the Rule 13a-16 or 15d-16 on June 6, 2023, amounting to a total of 18,286,374 Ordinary Shares outstanding as of June 6, 2023. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of June 29, 2023, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

Each of Kinetik, Mr. Horváth and the Foundation beneficially owns 6,725,035 Ordinary Shares, or approximately 36.8% of the outstanding Ordinary Shares and the Reporting Persons beneficially own, in the aggregate, 6,725,035 Ordinary Shares, or approximately 36.8% of the outstanding Ordinary Shares. Mr. Horváth disclaims beneficial ownership of the Ordinary Shares held by Kinetik, except to the extent of his pecuniary interest therein.

CUSIP No. L0423Q108	Page 6 of 7 Pages

(c) From May 10, 2023 through June 6, 2023, the broker administering the March 2023 Plan erroneously effected sales, as previously reported in Amendment No. 15 and Amendment No. 16, of a total of 298,241 Ordinary Shares that were not in compliance with the March 2023 Plan (the “May/June Sales”). The May/June Sales were subsequently unwound through the broker’s error account, and the Reporting Persons will contribute to one or more independent charitable organizations an amount equal to the difference between the aggregate proceeds received from the May/June Sales and the aggregate amount paid to unwind the May/June Sales. Such contributions will be made in cash or in kind (or a combination thereof) with Ordinary Shares based on the fair market value of such shares.

Except as otherwise described in this Schedule 13D, no Reporting Person has effected any transaction in the Ordinary Shares since June 6, 2023.

2. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

* * *

CUSIP No. L0423Q108	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 30, 2023

KINETIK S.À R.L.

By:	/s/ Csaba Horváth
Name: Csaba Horváth
Title: Manager

/s/ Csaba Horváth
Name: Csaba Horváth

THE KINETIK FOUNDATION

By:	/s/ Gavin Ferguson
Name: Gavin Ferguson
Title: Councillor

By: FB Family Office Limited, Councillor

By:	/s/ Gavin Ferguson
Name:	Gavin Ferguson
Title:	Director

By:	/s/ Tess Bisson
Name: Tess Bisson
Title: Director